UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Shutterstock, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities) 825690 100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-l(b) ☐ Rule 13d-l(c) ☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	825690 100

1.	Name of Reporting Person

Adam Riggs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)

☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of	5.	Sole Voting Power 2,362,914
Shares
Beneficially
Owned by	6.	Shared Voting Power 0
Each
Reporting
Person	7.	Sole Dispositive Power 2,362,914
With:

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,914

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.1% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Based on a total of 33,513,281 shares of the Issuer’s Common Stock outstanding as of November 16, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

Page 2 of 5 pages

Item 1.

(a)  Name of Issuer:

Shutterstock, Inc.

(b) Address of Issuer's Principal Executive Offices:

60 Broad Street, 30th Floor, New York, NY 10004

Item 2.

(a)  Name of Person Filing:

Adam Riggs

(b) Address of Principal Business Office or, if none, Residence:

c/o The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601

(c)  Citizenship:

United States

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)  CUSIP No.:

825690 100

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: _____________

Page 3 of 5 pages

Item 4. Ownership.

(a) Amount beneficially owned: 2,362,914

(b) Percent of class: 7.1%

Based on a total of 33,513,281 shares of the Issuer’s Common Stock outstanding as of November 16, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. 2,362,914

(ii)	Shared power to vote or to direct the vote. 0

(iii)	Sole power to dispose or to direct the disposition of. 2,362,914

(iv)	Shared power to dispose or to direct the disposition of. 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013

(Date)

/s/ Adam Riggs

(Signature)

Adam Riggs

(Name and Title)

Page 5 of 5 pages